Appendix 5B

Mining exploration entity quarterly report

Rule 5.3

Appendix 5B

Mining exploration entity quarterly report

Introduced 1/7/96.  Origin:  Appendix 8.  Amended 1/7/97

Name of entity

Argosy Minerals Inc

ACN or ARBN

Quarter ended ("current quarter")

ARBN 073 391 189	31 March 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $Canadian	Year to date (3 months) $Canadian

1.1	Receipts from product sales and related debtors	-	-

1.2	Payments for (a) exploration and evaluation	(22,029)	(22,029)
	(b) development	-	-
	(c) production	-	-
	(d) administration	(329,974)	(329,974)

1.3	Dividends received	-	-

1.4	Interest and other items of a similar nature received	26,606	26,606

1.5	Interest and other costs of finance paid	-	-

1.6	Income taxes paid (capital taxes paid)	-	-

1.7	Other (provide details if material)	-	-

	Net Operating Cash Flows	(325,397)	(325,397)

Cash flows related to investing activities
1.8	Payment for purchases of: (a) prospects	-	-
	(b) equity investments	-	-
	(c) other fixed assets	-	-

1.9	Proceeds from sale of: (a) prospects	-	-
	(b) equity investments-marketable securities	-	-
	(c) other fixed assets	-	-
1.10	Loans to other entities	-	-

1.11	Loans repaid by other entities	-	-

See chapter 19 for defined terms.

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Mining exploration entity quarterly report

1.12	Other (provide details if material)	-	-

	Net investing cash flows	-	-

1.13	Total operating and investing cash flows (carried forward)	(325,397)	(325,397)

	Cash flows related to financing activities	-	-

1.14	Proceeds from issues of shares, options, etc.	-	-

1.15	Proceeds from sale of forfeited shares	-	-

1.16	Proceeds from borrowings	-	-

1.17	Repayment of borrowings	-	-

-	Dividends paid	-	-

1.19	Other (provide details if material)	-	-

	Net financing cash flows	-	-

	Net increase (decrease) in cash held	(325,397)	(325,397)

1.20	Cash at beginning of quarter/year to date	3,626,115	3,626,115

1.21	Exchange rate adjustments to item 1.20	(340)	(340)

1.22	Cash at end of quarter (see note 1)	$3,300,378	$3,300,378

Note 1: C$3,300,378 converted at the exchange rate applicable at March 31, 2006 of 0.8362 equals approximately Australian Dollar $3,947,000.

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $C

1.23	Aggregate amount of payments to the parties included in item 1.2	174,304

1.24	Aggregate amount of loans to the parties included in item 1.10	-

1.25	Explanation necessary for an understanding of the transactions

Payments to Directors and associates of the Directors are for directors’ fees, for management and consulting fees and for the provision of staff and office facilities in Canada and office facilities in Australia.  The provision of office facilities and staff in Canada is charged at cost.  In addition the Company re-imburses expenses incurred on Company business.

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows

N/A

2.2	Details of outlays made by other entities to establish or increase their share in projects in which the reporting entity has an interest

N/A

Financing facilities available

Add notes as necessary for an understanding of the position

		Amount available $C'000	Amount used $C'000

3.1	Loan facilities	N/A	N/A

3.2	Credit standby arrangements	N/A	N/A

Estimated cash outflows for next quarter

		$C
4.1	Exploration and evaluation	150,000

4.2	Development	-

	Total	150,000

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $C	Previous quarter $C

5.1	Cash on hand and at bank	310,488	126,115

5.2	Deposits at call	2,989,890	3,500,000

5.3	Bank overdraft	NIL	NIL

5.4	Other (provide details)	NIL	NIL
	Total: cash at end of quarter (item 1.22)	3,300,378	3,626,115

Note. C$3,300,378 converted at the exchange rate applicable at March 31, 2006 of 0.8362 equals approximately Australian Dollar $3,947,000.

See chapter 19 for defined terms.

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Appendix 5B

Mining exploration entity quarterly report

Changes in interests in mining tenements

		Tenement reference	Nature of interest	Interest at beginning of quarter	Interest at end of quarter

6.1	Interests in mining tenements relinquished, reduced or lapsed	-	-	-	-

6.2	Interests in mining tenements acquired or increased	-	-	-	-

Issued and quoted securities at end of current quarter

Description includes rate of interest and any redemption or conversion rights together with prices and dates.

		Number issued	Number quoted	Par value (cents)	Paid-up value(cents)
7.1	Preference +securities (description)	N/A	―	―	―

7.2	Issued during quarter	N/A	―	―	―

7.3	+Ordinary securities	95,969,105	95,969,105	N/A	N/A

7.4	Issued during quarter	NIL	―	―	N/A

7.5	+Convertible debt securities (description and conversion factor)	N/A	―	―	―

7.6	Issued during quarter	N/A	―	N/A	―

				Exercise Price	Expiry Date
7.7	Options (description and conversion factor)			See Appendix I

See chapter 19 for defined terms.

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Mining exploration entity quarterly report

7.8	Issued during Quarter	Nil Nil Nil	Nil Nil Nil	See Appendix I

7.9	Exercised during quarter

7.10	Expired/cancelled during quarter

7.11	Debentures (totals only)	Nil	Nil	Nil	Nil

7.12	Unsecured notes (totals only)	Nil	Nil

Compliance Statement

1

This statement has been prepared under accounting policies which comply with accounting standards in Canada except that exploration expenses, if any, are treated as investing activities under Canadian GAAP, have been deducted in determining net operating cash flows.

2

This statement does give a true and fair view of the matters disclosed.

Sign here:

      Date: ______April 27, 2006__________

(Director/Company secretary)

Print name:

Cecil R. Bond

Notes

The quarterly report provides a basis for informing the market how the entity's activities have been financed for the past quarter and the effect on its cash position.  An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

The "Nature of interest" (Items 6.1 and 6.2) includes options in respect of interests in mining tenements acquired, exercised or lapsed during the reporting period.  If the entity is involved in a joint venture agreement and there are conditions precedent which will change its percentage interest in a mining tenement, it should disclose the change of percentage interest and conditions precedent in the list required for items 6.1 and 6.2.

The definitions in, and provisions of, AASB 1022:  Accounting for Extractive Industries and AASB 1026:  Statement of Cash Flows apply to this report.

Accounting Standards ASX will accept, for example, the use of International Accounting Standards for foreign entities.  If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

== == == == ==

See chapter 19 for defined terms.

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Argosy Minerals Inc

Additional Information

APPENDIX I

Item  7.7 – Options

April 27, 2006

The Appendix 5B Report for this quarter is an integral part of this summary and is attached.

Quarter Ending March 31, 2006 - Summary of Activities and Expenditures

During the quarter ended 31st March 2006 Argosy received a report from a Perth metallurgical laboratory detailing the results of bottle roll acid leach tests performed on 2 samples of lateritic material from the Musongati lateritic nickel - cobalt deposit in Burundi.  The report is being considered and the Company will, in due course, advise on any further matters it considers significant.

A Perth geosciences consultancy is obtaining quotations for an IP geophysical survey to be carried out across the Sawmill Bay prospect area at Lac Panache, Ontario, Canada.  The survey, expected to commence during the second Quarter of 2006, will target nickel - copper - platinum group metal sulphide mineralisation to a depth of at least 200 metres.

In early April Argosy entered into an option agreement over a potential offset dike property, Fish Creek, located 50km southwest of Sudbury.  The Fish Creek property is positioned over a possible southwest extension of the “Mystery Offset Dike” exposed some 10 km to the northeast.  The Mystery Offset Dike, currently being explored by Crowflight Minerals Inc., is considered to be an extension of the Worthington Offset Dike on which Inco’s Totten deposit is located.

During the Quarter Argosy continued to review other base metal and gold opportunities.

Summary of Expenditures

Consultant fees	$ 8,831
Travel	12,800
Other	398
$ 22,029

LAC PANACHE – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

A Perth geoscience consultancy has been contracted to provide a quotation for an IP geophysical survey over the Sawmill Bay Prospect area.

Sampling by earlier explorers at Sawmill Bay resulted in the discovery of anomalous concentrations of gold, platinum, palladium, copper and nickel in sulphide-bearing gabbroic rocks belonging to the Nipissing Gabbro. As reported in the 2005 4th Quarter Report Argosy had collected a total of 45 grab samples of outcrop/subcrop along a 2.9 km long interval of the gabbro. A central 1km length of strike in which 25 samples were collected returned 11 samples with greater than 0.2% copper (maximum of 0.59% copper), 5 with greater than 0.1% nickel (maximum of 0.17%), and 6 with greater than 1ppm platinum+palladium+gold (maximum of 2.213 ppm). The planned geophysical program will target sulphide mineralisation to a depth of at least 200 metres within the higher grade 1km long zone. The geophysical program is expected to start in the second Quarter.

FISH CREEK – Nickel, Copper, Cobalt, Gold, Platinum Group Metals, Canada

In early April Argosy entered into an agreement to acquire a potential offset dike property (“Fish Creek”) in Nairn Township, 50km southwest of Sudbury.  Covering 2.88 km2 in area, the property consists of 2 claims containing a total of 18 claims units each 400m by 400m in area.  Argosy can earn 100% of the project through staged cash payments totalling C$100,000 and completing staged work commitments over three years of C$21,600.  On production the vendor will retain a 3% net smelter return (“NSR”). This NSR is subject to buy-back provisions.

The Fish Creek property is positioned over a possible southwest extension of the “Mystery Offset Dike” exposed some 10 km to the northeast.  The Mystery Offset Dike, currently being explored by Crowflight Minerals Inc., is described as being an extension of the Worthington Offset Dike on which Inco’s Totten deposit is located.  Inco has reported a probable ore reserve of 7.4 million tonnes grading 1.51% nickel, 2.10% copper and 4.9 g/t combined platinum, palladium and gold (“PPG”) at Totten.  Inco is currently studying the feasibility of new mine developments at Totten and also on another offset dike property, Kelly Lake, where Inco has reported a probable ore reserve of 5.9 million tonnes grading 2.07% nickel, 1.38% copper and 4.2 g/t PPG.

Offsets are dike-like bodies of quartz diorite that have been interpreted as infilling major fracture zones.  These dikes are known to occur both radiating from and concentric to the Sudbury Igneous Complex (“SIC”).  The 1.85 billion year old SIC, together with surrounding dike-hosted deposits, is described as the largest known concentration of nickel-copper sulphides in the world.  Inco’s current Copper Cliff North and Copper Cliff South mining operations are on a mineralised offset dike.

Initial work on the property, scheduled to commence in the second Quarter 2006, will consist of geological mapping and reconnaissance-scale sampling.

INVESTIGATION OF NEW OPPORTUNITIES

During the quarter Argosy continued to evaluate other business opportunities.  Those investigated this quarter were several copper- cobalt concessions in Katanga Province, Democratic Republic of Congo and a gold opportunity in China.

The information in this report that relates to Exploration Results is based on information compiled by George Katchan, who is a Member of the Australasian Institute of Mining and Metallurgy. George Katchan is a full-time employee of Argosy Minerals Inc. George Katchan has sufficient experience which is relevant to the style of mineralisation and types of deposits under consideration and to the activity which he is undertaking to qualify as a Competent Person as defined in the 2004 Edition of the “Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves”. George Katchan consents to the inclusion in the report of the matters based on his information in the form and context in which it appears.